EXHIBIT 12.4

                  IKON OFFICE SOLUTIONS, INC. AND SUBSIDIARIES
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                    (EXCLUDING CAPTIVE FINANCE SUBSIDIARIES)
                             (dollars in thousands)





                                                                              Fiscal Year Ended September 30
                                                      -------------------------------------------------------------------------
                                                         1997            1996            1995         1994             1993
                                                      ---------    ------------    ------------    -----------     ------------
Earnings
      Income from continuing operations              $  85,897     $   140,656     $   100,539     $  (11,351)     $    53,174
      Add:
          Loss from unconsolidated affiliate                                                          117,158            2,538
          Provision for income taxes                    65,931          85,512          63,938         32,904           34,621
          Fixed charges                                 92,738          59,514          42,138         32,389           25,707

                                                     ----------    ------------    ------------    -----------     ------------
      Earnings, as adjusted                    (A)   $ 244,566     $   285,682     $   206,615     $  171,100      $   116,040
                                                     ==========    ============    ============    ===========     ============


Fixed charges
      Other interest expense, including
          interest on capital leases                 $  47,453     $    37,179     $    21,672     $   16,118      $    15,382
      Estimated interest component of
          rental expense                                26,584          22,335          20,466         16,271           10,325
      Prepayment penalties on early
          extinguishment of debt                        18,701
                                                     ----------    ------------    ------------    -----------     ------------

      Total fixed charges                               92,738          59,514          42,138         32,389           25,707

      Preferred stock dividends, as adjusted            32,351          35,768          24,892         18,908           15,794
                                                     ----------    ------------    ------------    -----------     ------------

      Total fixed charges and preferred
          stock dividends                            $ 125,089     $    95,282     $    67,030     $   51,297      $    41,501
                                                     ==========    ============    ============    ===========     ============

Ratio of earnings to fixed charges
                   (A) divided by (B)                      2.0(1)          3.0(2)          3.1            3.3              2.8
                                                           ===             ===             ===            ===              ===


(1) Excluding the effect of transformation costs, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1997 is 3.0.

(2) Excluding the effect of transformation costs, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1996 is 3.2.